VIA EDGAR AND FEDEX

Sean M. Clayton

+1 858 550 6034

sclayton@cooley.com

October 3, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sonia Bednarowski

           Dietrich King

Re:      TRACON Pharmaceuticals, Inc.

            Registration Statement on Form S-3

            Response dated September 6, 2019

            File No. 333-229990

Ladies and Gentlemen:

On behalf of TRACON Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated September 12, 2019, regarding the Company’s Registration Statement on Form S-3, filed on March 1, 2019 and previously amended on August 28, 2019 (the “Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated the comment into this response letter in italics.

Registration Statement on Form S-3

Description of Capital Stock

Anti-takeover Effects of Provision of Delaware Law and Charter Documents

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 6

1.

We note your response to comment 1 that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please file an amendment to your registration statement on Form S-3 to revise the disclosure on page 7 of the prospectus to state that the provision does not apply to actions arising under the Securities Act or Exchange Act. In addition, please tell us how you will inform investors on an ongoing basis in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Registration Statement revising the disclosure on page 7 of the base prospectus and page 11 of the at-the-market equity offering prospectus.  In addition, the Company advises the Staff that it will inform investors on an ongoing basis that the exclusive forum provision does not apply to any

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com

October 3, 2019

actions arising under the Securities Act or Exchange Act by updating related descriptions of the exclusive forum provision in the Company’s filings with the Commission, consistent with the updated description contained in the Company’s Current Report on Form 8-K filed on September 6, 2019.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact me at (858) 550-6034 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Sean Clayton

Sean Clayton

cc:       Charles P. Theuer, TRACON Pharmaceuticals, Inc.

            Scott Brown, TRACON Pharmaceuticals, Inc.

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com